

September 24, 2010

Mr. David Jackson
Company Secretary
BP p.l.c.
1 St James's Square, London SW1Y 4PD
United Kingdom

>   **Re: BP p.l.c.**
>   **Form 20-F for Fiscal Year Ended December 31, 2009**
>   **Filed March 5, 2010**
>   **File No. 001-06262**

Dear Mr. Jackson:

We have reviewed your filing and your letters dated August 6 and August 12, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Our Performance, page 11

Safety, Page 11

1.   We note your response to comments 2 and 9 in our letter dated July 19, 2010, and your statement that you "would expect" to include a discussion in your 2010 Form 20-F of any significant changes to OMS in connection with the recommendations and lessons learned from the various investigations into the accident. Please confirm that you *will* disclose any *material* changes in your annual report on Form 20-F for the fiscal year ended December 31, 2010, if not sooner.

Risk Factors, page 14

2.   We note your response to comment 4 in our letter dated July 19, 2010. We also note
        your disclosure at page 43 of your report on Form 6-K dated July 28, 2010 that in
        many of your major projects and operations, risk allocation and management is
        shared with third parties, such as contractors, sub-contractors, joint venture partners
        and associated companies. In addition, we note your disclosure at page 45 of such 6-
        K regarding joint ventures and other contractual arrangements. Please expand your
        disclosure at page 43 to provide a cross-reference to the risk factor disclosure
        regarding joint ventures that you have provided at page 45. In addition, please
        disclose the portion of your operations that are subject to joint venture arrangements,
        and the portion of such arrangements for which you are not the operator.

3.   We note your response to comment 11 in our letter dated July 19, 2010.   Please
        expand your disclosure to provide the information that you included in your response.
        Please also address in your revised disclosure your ability to respond to multiple
        spills. In addition, please quantify the physical and financial resources that you have
        allocated to your spill response plans.

4.   Please expand your headings in your Risk Factors section to briefly describe the risk
        presented under each heading.

Corporate Responsibility, page 42

5.   The last bullet point of our prior comment 9 asked for details regarding current
        specific safeguards incorporated by your OMS to prevent oil spills and well blow outs
        with separate attention to offshore occurrences. Please describe for us the safeguards
        in place for containment of an offshore spill.

6.   We note your response to comment 12 in our letter dated July 19, 2010. As noted in
        our comment, your disclosure on page 74 states that "Areas where [the Independent
        Expert] believed more attention was warranted included…" Your disclosure in your
        annual report should include all material information related to the Independent
        Expert's annual report. If material, please expand your disclosure to identify in your
        annual report all of the areas that the Independent Expert believed warranted more
        focused attention. If you determine that certain such areas are not material and
        therefore determine not to disclose them, please ensure that your disclosure clearly
        indicates that you have not included in your filing a complete list of all the areas that
        the Independent Expert believed warranted more focused attention.

Form 6-K furnished July 28, 2010

Note 2. Significant event in the period – Gulf of Mexico oil spill, page 26

7.   We note that you recorded a pre-tax charge of $32.2 billion in the second quarter of
        2010 in relation to the Gulf of Mexico oil spill. We further note your disclosure
        which states that this amount comprises costs incurred up to June 30, 2010,
        obligations for future costs which can be reliably estimated, and rights and
        obligations under the escrow account.

        For each class of provision that you have identified on pages 27 and 28 (i.e., Offshore
        and onshore oil spill response, Environmental, Claims under OPA 90, and Fines and
        Penalties), please tell us the amount of the provision that you have made in the
        period, the amounts used during the period and the carrying amount of the provision
        at the end of the period. Identify the portion of the provision that relates to costs
        incurred up to June 30, 2010, obligations for future costs which can be reliably
        estimated and rights and obligations under the escrow account by class of provision.

        For each class of provision, clearly explain how the amount of the charge was
        determined, including the extent to which any amounts have been discounted and the
        related major assumptions made about future events in determining discounted
        amounts as contemplated by paragraph 85(b) of IAS 37.

        As part of your response, please tell us your consideration of providing disclosure of
        this nature in future filings based on the disclosure requirements of paragraphs 84 and
        85 of IAS 37. In addition, please tell us how your accounting for the recognition and
        measurement of these provisions complies with paragraphs 14 through 52 of IAS 37.
        In connection with this, please explain in greater detail why a provision was not
        recorded for certain items because of the inability to estimate the amount and how
        your accounting complies with paragraphs 25 and 26 if IAS 37.

Engineering Comments

Exploration and Production, page 18

Key Statistics, page 19

8.   We do not concur with your response 18 which states that the requirements of Item
        1204 of Regulation S-K apply only to reporting entities and not to equity accounted
        entities. It is the staff's position that the Item 1200 disclosure requirements do not
        distinguish between direct or indirect ownership. It is also the staff's position that the
        presentation of production required by Item 1204 should be consistent with the
        presentation of reserves under Item 1202. We reissue our prior comment 18.

9.   We note that your prior response 21 presents proved undeveloped reserves attributed
        to long lived U.S. drilling programs and to international projects with gas contracted
        well into the future [Appendix 1].

        • It appears that the drilling programs are composed of individual wells, each
          comprising a separate project that should be initiated within 5 years of booking to
          claim PUD reserves. Please explain to us the reasons such reserves should be
          recognized as PUD. Address section 108.01 of our Compliance and Disclosure
          Interpretations with attention to the statement, "The scope and scale of a project
          are such that, if a project were terminated before completion, for whatever reason,
          a significant portion of the previously invested capital would be lost."

        • Projects with contracted sales from wells to be drilled well into the future may
          have appreciable uncertainty. Please explain to us if you have executed a final
          investment decision for all the PUD reserves claimed for these projects. Tell us
          the "break even" point in time and in capital recovery for each of these
          international activities.

10.   Your prior response 22 presents the line item changes to your PUD reserves over
        2009. Item 1203(b) of Regulation S-K requires disclosure of material changes to
        PUD reserves over the year, including those converted to proved developed reserves.
        This requires the disclosure of the other prescribed (by FASB ASC 932) line items for
        reserve changes as you have furnished. Please amend your document to disclose the
        information in the first and last columns of the top table of confidential item marked
        "BP-94".

Supplementary information on oil and natural gas (unaudited), page 183

Standardized measure of discounted future net cash flows and changes therein relating to
proved oil and gas reserves, page 194

11.   Our prior comment 26 pointed out that the figures for "Previously estimated
        development costs incurred during the year" line item - $13,800 million - exceeded
        the actual development capital expended - $12,392 million. This appears to be
        inconsistent as both disclosures refer to development costs incurred in 2009. Please
        explain this difference to us and amend your document if it is appropriate.

Productive oil and gas wells and acreage, page 196

12.   Your prior response 27 states that, generally, a significant number of lease and
        concession arrangements are not near expiry and that you have disclosed such
        significant events in the past. The example you cite, Santiago de las Atalayas in
        Colombia, appears to have been disclosed three months prior to expiry via your Form

20-F filing. Please explain to us the reasons you believe notice within three months of such material expiry is sufficient for the investing public.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Carroll at (202) 551-3362 or Chris White, Accounting Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Laura Nicholson at (202) 551-3584, Anne Nguyen Parker, Legal Branch Chief, at (202) 551-3611, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Kathryn Campbell, Esq.
    44-20-7959-8950 (fax)